Exhibit (a)(1)(T)

Date: February 24, 2009

To: Googlers in India

From: Option Exchange

Subject: Option Exchange Tax Workshop for India—Wednesday 25th February, 10:30-11:30 AM

Dear Googlers,

In response to your feedback requesting more information on the tax situation in India regarding our Options Exchange offer, we will be holding a special Tax Workshop for Googlers in India tomorrow, Wednesday 25th February from 10:30-11:30 AM.

We will be happy to answer any questions on Fringe Benefit Tax or general questions you have on the Option Exchange program. The workshop will be hosted from Tokyo by members of the Option Exchange team, and will be VC’ed to all offices in India. Please check here for the room locations.

You’ll have seen the recent email announcing office hours for J-APAC Googlers tomorrow (Wednesday 25th February); if you have additional questions on the Stock Exchange offer, you can sign up for a slot at go/optionexchangeofficehoursjapac or at go/option-exchange-office-hours. Once you sign up, someone from the Option Exchange team will contact you directly to answer your question.

For information about your individual stock options, including all of your stock option grants to date and the status of each stock option, please check your selected stock plan administrator’s website. If you have any questions regarding password or access please direct them to your selected stock plan administrator at: SmithBarney at www.benefitaccess.com or Charles Schwab at https://eac.schwab.com/.

If you have any questions about the exchange program, please contact	@google.com after reading the FAQs.
For any other questions about accessing your stock options, you can contact	@google.com.

Thanks,

The Option Exchange Team